Canada Goose Reports Results for Third Quarter Fiscal 2020
Third Quarter Fiscal 2020 Highlights (in Canadian dollars):

•	Total revenue increased by 13.2% to $452.1m

•	Net income was $118.0m, or $1.07 per diluted share

•	Adjusted EBIT was $163.8m, representing a 36.2% margin

•	Adjusted net income per diluted share increased by 12.5% to $1.08
The figures above are as compared to the Third Quarter Fiscal 2019.
Adjusted EBIT and adjusted net income per diluted share are non-IFRS financial measures. See “Note Regarding Non-IFRS Financial Measures”.
TORONTO, ON (February 7, 2020) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the third quarter ended December 29, 2019. The Company’s Management’s Discussion and Analysis and Unaudited Condensed Consolidated Interim Financial Statements for the third quarter and three quarters ended December 29, 2019 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company’s website at investor.canadagoose.com.
“We delivered robust growth in the third quarter, notwithstanding geopolitical headwinds and an expected revenue timing shift in our wholesale business. Our DTC expansion continues to unlock and accelerate our development in major international markets.” said Dani Reiss, President & CEO. “From the frequent lines outside our stores to the response to new experiential innovations, consumer engagement was consistently strong across all geographies during peak season. While we recognize that we are now navigating a period of heightened uncertainty due to the coronavirus health crisis, we remain confident in our strategy and long-term potential.”
Third Quarter Fiscal 2020 Business Highlights (in Canadian dollars, compared to Third Quarter Fiscal 2019)

•	Strong international growth led by a standout performance in Asia, where revenue doubled to $94.7m from $46.4m.

•
Canada Goose was the top performing brand by revenue on Tmall’s Luxury Pavilion during the Singles Day and Double 12 shopping festivals. E-commerce traffic and revenue grew significantly in Mainland China relative to last year.

•
Over 8,000 consumers completed The Journey, an innovative new retail concept at CF Sherway Gardens in Toronto, during three weeks of holiday shopping from December 5 to December 26. The Journey combines a guided tour of digital content, interactive displays and the award-winning Cold Room, with a personalized inventory-free shopping experience featuring the full Canada Goose assortment online and same-day home delivery. The first of its kind, The Journey is a dynamic platform for brand storytelling, relationship building and retail evolution.
(1)    See “Note Regarding Non-IFRS Financial Measures”.
Third Quarter Fiscal 2020 Results (in Canadian dollars, compared to Third Quarter Fiscal 2019):

•	Total revenue increased by 13.2% to $452.1m from $399.3m, or 13.7% on a constant currency basis(1).

•
DTC revenue increased to $301.8m from $235.3m, driven by incremental revenue from new retail stores. Retail revenue in Hong Kong was severely impacted by disruptions to tourism and retail traffic, together with frequent reductions to regular store operating hours and unplanned store closures.

•	Wholesale revenue decreased to $150.3m from $164.0m. The decrease was driven by a higher proportion of total order shipments occurring in the first half of fiscal 2020 relative to last year.

•	Gross profit was $298.4m, a gross margin of 66.0%. The 150bps increase in gross margin was driven by channel mix, with a higher proportion of DTC revenue.

•	DTC gross profit was $226.7m, a gross margin of 75.1%. The 100bps decrease in gross margin reflects higher input costs and freight and duties from international sales, partially offset by pricing.

•	Wholesale gross profit was $71.7m, a gross margin of 47.7%. Gross margin remained flat relative to last year, with the positive impact of pricing offset by higher input costs and product mix.

•	Operating income was $161.4m. The increase of $21.5m in operating income was driven by revenue growth.

•
DTC operating income was $168.9m, an operating margin of 56.0%. Pre-store opening costs of $1.8m were incurred for locations not yet open. Excluding pre-store opening costs, DTC operating margin was 56.6% in fiscal 2020 compared to 58.8% in fiscal 2019. This reflects the decline in gross margin described above, and lower profitability for current year store openings.

•
Wholesale operating income was $56.5m, an operating margin of 37.6%. The 240bps decline in operating margin reflects the shift in wholesale revenue timing described above, coupled with an increase in headcount and other fixed costs.

•
Unallocated corporate expenses were $61.4m, compared to $61.3m. This reflects an increased investment in marketing, offset by cost efficiencies and higher non-recurring costs in the prior year related to the Baffin acquisition and a secondary offering.

•	Unallocated depreciation and amortization expenses were $2.6m, compared to $2.5m.

•	Net income was $118.0m, or $1.07 per diluted share, compared to $103.4m, or $0.93 per diluted share.

•	Adjusted EBIT(1) was $163.8m, compared to $144.7m.

•	Adjusted net income(1) was $119.7m, or $1.08 per diluted share, compared to adjusted net income(1) of $107.2m, or $0.96 per diluted share
(1)    See “Note Regarding Non-IFRS Financial Measures”.

Revised Fiscal 2020 Outlook
The coronavirus outbreak is having a material negative impact on performance in the current fiscal quarter ending March 29, 2020. As a result, the Company has revised its outlook for fiscal 2020, which was last reiterated with the release of second quarter fiscal 2020 results on November 13, 2019. The health crisis has resulted in a sharp decline in customer traffic and purchasing activity. Retail stores and e-commerce across Greater China have and continue to experience significant reductions in revenue. Due to global travel disruptions, retail stores in international shopping destinations in North America and Europe are also affected. No supply chain interruptions have occurred. The Company believes that this is a temporary change in consumer behavior due to health precautions in extraordinary circumstances. However, the extent and duration of the disruptions remain uncertain and prolonged disruptions may also negatively impact future fiscal periods. Canada Goose’s brand and business momentum in Greater China remain strong, as reflected in the doubling of revenue in Asia in the fiscal third quarter prior to the outbreak.
For fiscal 2020, the Company currently expects:

•	Annual revenue growth of 13.8% to 15.0% implying revenue of $945m to $955m, compared to at least 20%

•	Adjusted EBIT margin(1) contraction of 330 basis points to 280 basis points implying adjusted EBIT margin of 21.6% to 22.1%, compared to expansion of at least 40 basis points

•	Annual growth (decline) in adjusted net income per diluted share(1) of (2.2)% to 0.7% implying adjusted net income per diluted share of $1.33 to $1.37, compared to at least 25%
Key assumptions underlying the fiscal 2020 outlook above are as follows:

•	Wholesale revenue growth of 9.0% to 11.0% on a percentage basis, compared to high-single-digits

•	Capital expenditures of approximately $75 million including investments in new retail stores, IT and manufacturing capacity, unchanged

•	Weighted average diluted shares outstanding of 110.9 million, compared to 112.4 million

•	Effective annual tax rate approximately in-line with fiscal 2019, unchanged
Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. The purpose of this outlook is to provide a description of management's expectations regarding the Company's financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including the extent and duration of disruptions that may affect our business as a result of the coronavirus outbreak and other risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
(1)See “Note Regarding Non-IFRS Financial Measures”.

Conference Call Information
A conference call to discuss third quarter fiscal 2020 results is scheduled for today, February 7, 2020 at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (866) 211-4197 or (647) 689-6828 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 3994878 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose products. Employing more than 5,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Non-IFRS Financial Measures
This press release includes references to EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per basic and diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS.
This press release also includes reference to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. The constant currency measure is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates as measured by the Bank of Canada.
The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.

Cautionary Note Regarding Forward-Looking Statements
The foregoing financial information as at and for the third quarter ended December 29, 2019 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.
This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including our revised Fiscal 2020 outlook and assumptions underlying such outlook. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry and seasonal trends, our business plan and growth strategies, including our ability to successfully expand our product lines and expand internationally, global geopolitical events and other disruptions, our ability to forecast inventory requirements, particularly as our DTC channel expands, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, our ability to accurately forecast our results as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Third quarter ended		Three quarters ended
	December 29, 2019	December 31, 2018	December 29, 2019	December 31, 2018
	$	$	$	$
Revenue	452.1	399.3	817.2	674.3
Cost of sales	153.7	142.0	317.5	259.9
Gross profit	298.4	257.3	499.7	414.4
Gross margin	66.0%	64.4%	61.1%	61.5%
Selling, general and administrative expenses	123.6	112.1	254.6	217.1
SG&A expenses as % of revenue	27.3%	28.1%	31.2%	32.2%
Depreciation and amortization	13.4	5.3	35.8	12.3
Operating income	161.4	139.9	209.3	185.0
Operating margin	35.7%	35.0%	25.6%	27.4%
Net interest and other finance costs	5.8	3.9	23.9	11.1
Income before income taxes	155.6	136.0	185.4	173.9
Income tax expense	37.6	32.6	36.2	39.3
Effective tax rate	24.2%	24.0%	19.5%	22.6%
Net income	118.0	103.4	149.2	134.6
Other comprehensive (loss) income	(3.3)	1.9	(2.0)	3.7
Comprehensive income	114.7	105.3	147.2	138.3
Earnings per share
Basic	$1.08	$0.94	$1.36	$1.23
Diluted	$1.07	$0.93	$1.34	$1.20
Weighted average number of shares outstanding
Basic	109,646,184	109,717,345	109,714,958	109,234,744
Diluted	110,581,202	111,729,981	111,092,787	111,754,074
Other data:(1)
Adjusted net income	119.7	107.2	160.6	141.6
Adjusted net income per basic share	$1.09	$0.98	$1.46	$1.30
Adjusted net income per diluted share	$1.08	$0.96	$1.45	$1.27
EBIT	161.4	139.9	209.3	185.0
Adjusted EBIT	163.8	144.7	217.1	193.9
(1) Adjusted net income, adjusted net income per basic and diluted share, EBIT, and adjusted EBIT are non-IFRS financial measures. See “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	December 29, 2019	December 31, 2018	March 31, 2019
Assets	$	$	$
Current assets
Cash	72.0	102.3	88.6
Trade receivables	118.2	97.5	20.4
Inventories	348.1	217.8	267.3
Income taxes receivable	—	—	4.0
Other current assets	36.0	28.4	32.9
Total current assets	574.3	446.0	413.2

Deferred income taxes	26.4	8.8	12.2
Right-of-use assets	205.0	—	—
Property, plant and equipment	113.7	82.2	84.3
Intangible assets	159.9	150.9	155.6
Other long-term assets	1.4	9.1	7.0
Goodwill	53.1	53.1	53.1
Total assets	1,133.8	750.1	725.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	171.8	137.5	110.4
Provisions	27.2	15.2	8.1
Income taxes payable	18.5	20.3	18.1
Short-term borrowings	—	—	—
Lease liabilities	33.8	—	—
Total current liabilities	251.3	173.0	136.6

Provisions	15.4	13.7	14.7
Deferred income taxes	19.1	15.1	16.7
Revolving facility	—	—	—
Term loan	147.6	147.1	145.2
Lease liabilities	185.9	—	—
Other long-term liabilities	4.8	12.6	13.1
Total liabilities	624.1	361.5	326.3

Shareholders' equity	509.7	388.6	399.1
Total liabilities and shareholders' equity	1,133.8	750.1	725.4

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

	Third quarter ended		Three quarters ended
	December 29, 2019	December 31, 2018	December 29, 2019	December 31, 2018
	$	$	$	$
Operating activities
Net income	118.0	103.4	149.2	134.6
Items not affecting cash:
Depreciation and amortization	16.5	6.4	43.9	15.3
Income tax expense	37.6	32.6	36.2	39.3
Interest expense	5.2	3.7	16.2	10.8
Foreign exchange loss (gain)	1.1	3.4	(3.5)	2.9
Acceleration of unamortized costs on debt extinguishment	—	—	7.0	—
Loss on disposal of assets	—	—	0.2	—
Share-based payment	1.9	1.1	5.9	2.7
	180.3	150.6	255.1	205.6
Changes in non-cash operating items	96.1	104.5	(115.6)	(86.9)
Income taxes paid	(8.8)	(5.3)	(43.2)	(35.9)
Interest paid	(4.9)	(3.2)	(14.6)	(8.4)
Net cash from operating activities	262.7	246.6	81.7	74.4
Investing activities
Purchase of property, plant and equipment	(15.0)	(12.3)	(32.7)	(21.4)
Investment in intangible assets	(5.7)	(5.6)	(13.8)	(13.6)
Business combination	—	(33.4)	—	(33.4)
Net cash used in investing activities	(20.7)	(51.3)	(46.5)	(68.4)
Financing activities
Net repayments on debt facilities	(196.8)	(124.9)	—	—
Transaction costs on financing activities	—	—	(2.0)	—
Subordinate voting shares purchased for cancellation	—	—	(38.7)	—
Principal paid on lease liabilities	(7.5)	—	(17.1)	—
Settlement of term loan derivative contracts	—	—	4.6	—
Exercise of stock options	0.3	0.3	1.1	2.5
Net cash (used in) from financing activities	(204.0)	(124.6)	(52.1)	2.5
Effects of foreign currency exchange rate changes on cash	(0.2)	(0.6)	0.3	(1.5)
Increase (decrease) in cash	37.8	70.1	(16.6)	7.0
Cash, beginning of period	34.2	32.2	88.6	95.3
Cash, end of period	72.0	102.3	72.0	102.3

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBIT, adjusted EBIT, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

CAD $ millions (unaudited)	For the third quarter ended		For the three quarters ended
	December 29, 2019	December 31, 2018	December 29, 2019	December 31, 2018
Net income	118.0	103.4	149.2	134.6
Add (deduct) the impact of:
Income tax expense	37.6	32.6	36.2	39.3
Net interest and other finance costs	5.8	3.9	23.9	11.1
EBIT	161.4	139.9	209.3	185.0
Offering costs (a)	—	0.6	0.1	1.8
Costs of the Baffin acquisition (b)	0.5	2.1	1.9	2.1
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(0.3)	1.4	(2.7)	1.3
Share-based compensation (d)	0.4	0.5	0.8	2.3
Pre-store opening costs (e)	1.8	0.2	7.7	1.4
Total adjustments	2.4	4.8	7.8	8.9
Adjusted EBIT	163.8	144.7	217.1	193.9
Adjusted EBIT margin	36.2%	36.2%	26.6%	28.8%

CAD $ millions (unaudited)	For the third quarter ended		For the three quarters ended
	December 29, 2019	December 31, 2018	December 29, 2019	December 31, 2018
Net income	118.0	103.4	149.2	134.6
Add (deduct) the impact of:
Offering costs (a)	—	0.6	0.1	1.8
Costs of the Baffin acquisition (b)	0.5	2.1	1.9	2.1
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(0.3)	1.4	(2.7)	1.3
Share-based compensation (d)	0.4	0.5	0.8	2.3
Pre-store opening costs (f)	1.9	0.2	8.7	1.4
Acceleration of unamortized costs on term loan refinancing (g)	—	—	7.0	—
Total adjustments	2.5	4.8	15.8	8.9
Tax effect of adjustments	(0.8)	(1.0)	(4.4)	(1.9)
Adjusted net income	119.7	107.2	160.6	141.6

(a)
Represents costs incurred in connection with Secondary Offerings, including professional fees, consulting, legal, and accounting that would otherwise not have been incurred, and those costs recognized over time.

(b)	Represents costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents unrealized gains on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid by the Company of $0.4m and $0.8m in the third quarter and three quarters ended December 29, 2019, respectively (third quarter and three quarters ended December 31, 2018 - $0.5m and $2.3m, respectively) on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents costs incurred during pre-opening periods for new stores, including depreciation of right-of-use assets in 2019 and rent expense in 2018.

(f)	Represents costs incurred in (e) above plus interest on lease liabilities in 2019.

(g)	Represents the non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on May 10, 2019.
The tables below reconcile revenue as reported to revenue on a constant currency basis by segment and geography for the periods presented:

	For the third quarter ended		$ Change			% Change
CAD $ millions	December 29, 2019	December 31, 2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	301.8	235.3	66.5	1.5	68.0	28.3%	28.9%
Wholesale	150.3	164.0	(13.7)	0.4	(13.3)	(8.4)%	(8.1)%
Total revenue	452.1	399.3	52.8	1.9	54.7	13.2%	13.7%

	For the three quarters ended		$ Change			% Change
CAD $ millions	December 29, 2019	December 31, 2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	410.8	308.9	101.9	1.0	102.9	33.0%	33.3%
Wholesale	406.4	365.4	41.0	1.5	42.5	11.2%	11.6%
Total revenue	817.2	674.3	142.9	2.5	145.4	21.2%	21.6%

	For the third quarter ended		$ Change			% Change
CAD $ millions	December 29, 2019	December 31, 2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	130.6	147.8	(17.2)	—	(17.2)	(11.6)%	(11.6)%
United States	142.8	129.4	13.4	(0.4)	13.0	10.4%	10.0%
Asia	94.7	46.4	48.3	1.6	49.9	104.1%	107.5%
Europe and Rest of World	84.0	75.7	8.3	0.7	9.0	11.0%	11.9%
Total revenue	452.1	399.3	52.8	1.9	54.7	13.2%	13.7%

	For the three quarters ended		$ Change			% Change
CAD $ millions	December 29, 2019	December 31, 2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	251.0	238.8	12.2	—	12.2	5.1%	5.1%
United States	243.9	203.7	40.2	(1.4)	38.8	19.7%	19.0%
Asia	161.7	79.6	82.1	0.6	82.7	103.1%	103.9%
Europe and Rest of World	160.6	152.2	8.4	3.3	11.7	5.5%	7.7%
Total revenue	817.2	674.3	142.9	2.5	145.4	21.2%	21.6%
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